Exhibit 99.52

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated May 2, 2023, to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SolarBank Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, telephone (604) 696-4241, and are also available electronically at www.sedar.com.

This prospectus supplement together with the short form base shelf prospectus dated May 2, 2023, to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States of America (the “United States” or “U.S.”), and may not be offered or sold within the United States. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

PROSPECTUS SUPPLEMENT

(TO A SHORT FORM BASE SHELF PROSPECTUS DATED MAY 2, 2023)

New Issue	June 29, 2023

SOLARBANK CORPORATION

Up to $15,000,000

Common Shares

This prospectus supplement (the “prospectus supplement”) of SolarBank Corporation (the “Company” or “SolarBank”, “we” or “us”), together with the short form base shelf prospectus dated May 2, 2023, to which it relates, as may be amended or supplemented (the “prospectus”) qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) in the capital of the Company having an aggregate offering amount of up to $15,000,000. See “Plan of Distribution” and “Description of Share Capital”.

The common shares of the Company (the “Common Shares”) are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN”. On June 28, 2023, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the CSE was $8.95. The Company has provided notice to the CSE to list the Offered Shares for trading on the CSE. Listing will be subject to the Company fulfilling all of the requirements of the CSE.

SolarBank has entered into an equity distribution agreement dated June 29, 2023 (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) pursuant to which the Company may distribute up to $15,000,000 of Offered Shares in the Offering from time to time through the Agent, as agent, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”.

Sales of Offered Shares, if any, under this prospectus supplement and the prospectus will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), involving sales made directly on the CSE or on any other trading market for the Common Shares in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Agent will only sell Common Shares on marketplaces in Canada. See “Plan of Distribution”.

SolarBank will pay the Agent a commission for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”) in an amount equal to 2.0% of the gross sales price per Offered Share sold. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agent under the terms of the Distribution Agreement and the expenses of the Agent that the Company will reimburse under the terms of the Distribution Agreement, will be approximately $200,000. See “Plan of Distribution”.

It is anticipated that the Offered Shares will be delivered through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee under its CDSX system and deposited in electronic form. A purchaser of Offered Shares will only receive a customer confirmation from the Agent or another registered dealer from or through which the Offered Shares are purchased and who is a CDS depository service participant. No definitive certificates will be issued unless specifically requested or required. See “Plan of Distribution”.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences in Canada. Such consequences for purchasers who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

As sales agent, the Agent will not engage in any transactions to stabilize or maintain the price of the Common Shares. Neither the Agent nor any person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Common Shares. See “Plan of Distribution”.

Paul Pasalic, a director of the Company, resides outside of Canada and has appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard St., Vancouver, British Columbia, V6C 2Z7, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

NO CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Unless otherwise indicated, all references in this prospectus supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this prospectus supplement and the prospectus, the information in this prospectus supplement supersedes the information in the prospectus. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus supplement or the prospectus in connection with the issue and sale of the Offered Shares hereunder. Investors should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any documents incorporated by reference herein and therein. If the description of the Offered Shares or any other information varies between this prospectus supplement and the prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Agent has not, authorized anyone to provide you with different or additional information and the Company and the Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agent are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this prospectus supplement, the prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This prospectus supplement, the prospectus and the documents incorporated therein by reference include references to the Company’s trademarks, including, without limitation, the “SolarBank” trademark on the face page of this prospectus supplement, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this prospectus supplement, the prospectus and the documents incorporated therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this prospectus supplement, the prospectus or in documents incorporated therein by reference are the property of their respective owners.

Market data and industry forecasts used throughout this prospectus supplement, the prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified by the Company or the Agent and neither the Company nor the Agent make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “SolarBank” or the “Company”, refer to SolarBank Corporation together with our subsidiaries.

EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars, and the audit of such financial statements are subject to Canadian auditing and auditor independence standards.

Unless otherwise indicated, all references in this prospectus supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars.

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The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

	Year ended June 30,						Three Month Period Ended March 31, 2023
	2022		2021		2020
Low	US$	0.7669	US$	0.7344	US$	0.6898	US$	0.7243
High	US$	0.8111	US$	0.8306	US$	0.7710	US$	0.7512
Average	US$	0.7901	US$	0.7807	US$	0.7453	US$	0.7394

On June 28, 2023, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3254.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the prospectus, including the documents incorporated by reference herein, contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this prospectus supplement are provided as of the date of this prospectus supplement and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward-looking statements are made as of the date of this prospectus supplement.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the use of the net proceeds from the Offering;
●	any decision not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company;
●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	intended or anticipated developments in the operations of the Company;
●	the anticipated power generation from the US1/VC1 Projects (as defined herein);
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;

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●	expectation that the Common Shares will continue to be listed on the CSE;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	the impact of the COVID-19 pandemic on the business and operations of the Company.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this prospectus supplement, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot provide any assurance that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this prospectus supplement, in the prospectus and in documents incorporated herein and therein by reference, which include:

●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;
●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;
●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;
●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;

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●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the long term impact of COVID-19 on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;
●	the Company has limited insurance coverage;
●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;
●	the Company may become subject to litigation;
●	discretion of the Company on use the net proceeds of the Offerings;
●	no guarantee on how the Company will use its available funds;
●	the Company is subject to additional regulatory burden resulting from its public listing on the CSE;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this prospectus supplement is provided as of the date of this prospectus supplement, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

Prospective purchasers of securities of the Company should carefully consider the risk factors described in a document incorporated by reference in this prospectus supplement (including subsequently filed documents incorporated by reference) and those described in a prospectus. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement.

All of the forward-looking statements contained in this prospectus supplement are expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus supplement and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), under the Company’s profile at www.sedar.com. Our filings through SEDAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the prospectus:

(a)	the Company’s long form prospectus for its initial public offering dated February 10, 2023 (the “IPO Prospectus”), excluding the following:

	(i)	the unaudited condensed interim consolidated financial statements of the Company for the three months ended September 30, 2022, attached as part of Schedule A to the IPO Prospectus; and

	(ii)	the Company’s management’s discussion and analysis for the three months ended September 30, 2022, as set out under the heading “Interim Management’s Discussion and Analysis” in the IPO Prospectus;

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(b)	the audited financial statements of the Company for the year ended June 30, 2022 (the “Annual Financial Statements”), which are contained within the IPO Prospectus;

(c)	the management’s discussion and analysis of the Company for the year ended June 30, 2022, which is contained within the IPO Prospectus;

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended March 31, 2023 (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three and nine months ended March 31, 2023;

(f)	the material change report dated March 6, 2023, with respect to the announcement of the completion of the Company’s initial public offering to raise gross proceeds of $6,037,500 and listing of the Common Shares on the CSE; and

(g)	the material change report dated May 8, 2023, with respect to the announcement of the Company’s filing of the prospectus with the securities regulatory authorities in each of the provinces of Canada to make offerings of up to $200,000,000 of Common Shares, debt securities, warrants, subscription receipts, units and share purchase contracts, or a combination thereof, of the Company.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement and the prospectus. These documents will be available on SEDAR, which can be accessed under the Company’s profile at www.sedar.com. Documents referenced in this prospectus supplement, the prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

If SolarBank disseminates a news release in respect of previously undisclosed information that, in SolarBank’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), SolarBank will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the prospectus in writing on the face page of the version of such news release that SolarBank files on SEDAR (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the prospectus for the purposes of the Offering.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the prospectus, except as so modified or superseded.

When the Company files an annual information form (or equivalent disclosure document), audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the IPO Prospectus, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the annual information form (or equivalent disclosure document) is filed will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares under this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities hereunder. Upon a management information circular in connection with an annual meeting being filed by the Company with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference.

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THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein (including the IPO Prospectus) before making an investment decision.

Overview of the Company

The Company is an independent renewable and clean energy project developer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects in Canada and the United States. The Company’s mission is to support an energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed solar power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects. The Company is also gaining expertise in battery storage, co-generation and other technologies that will enable greater penetration of clean energy. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built.

Principal Operations

The Company focuses on grid connected solar PV electricity power plants. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, engineering, procurement and construction (“EPC”), financing, operating as an Independent Power Producer (“IPP”), and performing asset management. The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs efficient, eco-friendly, renewable solar power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company assists with securing sponsor equity, tax equity, long-term debt, and construction financing to deploy solar power plants.

●	Independent Power Producer: The Company has recently become an IPP through its acquisition by the Company’s subsidiary Abundant Solar Power Inc. of a 67% interest in Solar Alliance Devco LLC, a holding company incorporated under the laws of Delaware, which through subsidiary entities, owns the US1/VC1 Projects (defined below). Prior to the acquisition of these projects, the Company did carry out one of the core functions of an IPP as it operates and maintains solar power plants for maximized production (O&M services described further below) and oversees solar power subscribers through two customer support centers in Boston and Chicago. The Company manages PPA and off-take agreements as an asset manager.

O&M stands for Operations and Maintenance. It refers to the set of activities, most of them technical in nature, which enable power plants to perform their task of producing energy at or above the expected level of performance, in compliance with applicable regulations. It encompasses several ongoing maintenance processes along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that solar power plants sustain themselves for their expected system life. O&M consists of three fundamental and principal functions:

●	Preventative maintenance.
●	Reactive maintenance: rapid identification, analysis, and resolution of issues and problems.
●	Comprehensive and detailed monitoring and reporting with adequate and requisite transparency.

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Recent Developments

Recovery of Pre-Construction Development Costs

The Company’s subsidiary, 2467264 Ontario Inc. (the “Subsidiary”) has concluded agreements for and received repayment of $6.33 million of Pre-Construction Development Costs (“PCDC”). The PCDC were incurred in connection with certain FIT (Feed-in-Tariff) Contracts in Ontario. PCDC are defined as reasonable costs incurred in development of a project from contract award date to termination date. The Subsidiary is owned 49.9% by the Company; however, based on an arrangement between the Subsidiary and the Company, the Company has received the full amount of the PCDC recoveries from the Subsidiary.

QTCQX

On May 5, 2023, the Company’s common shares commenced trading on the OTCQX International under the symbol “SUUNF”.

Project Update

The Company has achieved commercial operation on a 195-kilowatt (“kW”) direct current (“DC”) behind-the-meter (“BTM”) solar energy system located in Syracuse, New York, for Honeywell International.

SFT Investment

On June 1, 2023, the Company has acquired from existing limited partners of three limited partnerships an aggregate of 31,430 limited partnership units, comprised of 200 limited partnership units of Solar Flow Through 2012-I Limited Partnership for an aggregate purchase price of $4,200 and 31,230 limited partnership units of Solar Flow Through 2013-I Limited Partnership for an aggregate purchase price of $718,290. Solar Flow Through 2012-I Limited Partnership and Solar Flow Through 2013-I Limited Partnership finance, develop and own solar photovoltaic power facilities in Canada.

Co-Development Agreement

The Company entered into a Co-Development Agreement (the “Red Agreement”) with Rural Energy Development LLC (“Red Renewables”) dated effective June 2, 2023. Red Renewables is a North Carolina, USA, based provider of solar energy solutions that is focused on the agricultural and commercial markets. Under the Red Agreement, SolarBank and Red Renewables will combine their expertise and resources with the goal of identifying, developing, and implementing solar energy solutions tailored specifically for the unique requirements of the agriculture industry and service commercial opportunities. After Red Renewables introduces an acceptable project to the Company, the Company shall be responsible for the financing, development and construction of the project. In order to develop a project, the Company and Red Renewables must agree on a suitable project location and development terms. There is no certainty that a project location will be identified or that the parties will agree on development terms.

US1/VC1 Acquisition

On June 20, 2023, the Company acquired a 67% interest in Solar Alliance Devco LLC, which owns the US1 Project and VC1 Project, each located in New York (the “US1/VC1 Projects”). Operating as an Independent Power Producer is a key pillar of the Company’s business model.

The first project is the US1 Project, which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. Per the PPA with the municipality, it is proposed that the system will sell electricity to the municipality via remote net metering. The system has an installed capacity of 389.7kW DC and is expected to generate an estimated 578,000 kilowatt-hours (“kWh”) of renewable energy in its first full year of operation.

The second project is the VC1 Project, which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Cazenovia, N.Y. Per the PPA with the municipality, the system will sell electricity to the municipality via remote net metering. The system has an installed capacity of 297.9kW DC and is expected to generate an estimated 387,000 kWh of clean, renewable energy in its first full year of operation.

S-7

The acquisition of the US1/VC1 Projects was completed through the settlement of a promissory note due from a customer. On December 28, 2022, the Company agreed to convert a series of overdue accounts receivables of $1,206,984 (US$891,158) since August 2022 to a promissory note in favour of the Company from the customer. The promissory note had interest rate of 15% per annum and was payable on a monthly basis. The promissory note was expected to be repaid in March 2023 but subsequently the repayment date was extended. The outstanding principal and interest under the note were settled by the customer through the transfer of a 67% interest in the US1/VC1 Projects to the Company through the acquisition of a 67% interest in Solar Alliance Devco LLC, which owns a 100% interest in the US1/VC1 Projects.

Manlius EPC Agreement

On June 26, 2023, the Company executed an EPC Agreement with Solar Advocate Development LLC (“Solar Advocate”) to develop and construct the 5.9 megawatt DC Manlius, New York, community solar project (the “Manlius Project”) for Solar Advocate. The Company originated the site in Manlius, New York, has entered into an interconnection agreement with the utility company and obtained permits from the local authority having jurisdiction over the Manlius Project. Engineering and initial construction have commenced and the Company has initiated procurement of major equipment. The Company has also leveraged its strong relationships with suppliers to secure major equipment orders of solar panels, inverters, racking, and transformers necessary for the Manlius Project. The Company will now continue to build the Manlius Project for Solar Advocate to commercial operation in accordance with the EPC Agreement. The EPC agreement has a total value of approximately US$11.35 million.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company, risks related to renewable projects and risks related to the Company’s securities described in this prospectus supplement, the prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein (including the IPO Prospectus). SEE THE RISK FACTORS BELOW AND THE “RISK FACTORS” SECTION OF THE PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING THE IPO PROSPECTUS WHICH MAY BE ACCESSED ON THE COMPANY’S SEDAR PROFILE AT WWW.SEDAR.COM. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, and could result in a loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

No certainty regarding the net proceeds to the Company

There is no certainty that $15,000,000 will be raised under the Offering. The Agent has agreed to use commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares as principal. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under “Use of Proceeds and Business Objectives and Milestones”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds and Business Objectives and Milestones” if determined by the board of directors of the Company (the “Board”) to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds.  The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of the Common Shares, and that may increase our losses. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

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Dilution risk

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions outside of the Offering. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the CSE may decrease due to the additional amount of Common Shares available in the market.

Return on investment not guaranteed / Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. There is no guarantee that an investment in the securities described herein will provide any positive return in the short term or long term. An investment in the securities of the Company is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company described herein is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

At-the-market offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

The market price of the Common Shares may be volatile after this Offering

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, and other risk factors described in this prospectus supplement and the prospectus, including the documents incorporated by reference herein and therein, including the IPO Prospectus. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results have not changed. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Future sales of Common Shares by shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of the additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Liquidity risk

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the CSE or achieve listing on any other public listing exchange.

S-9

Conditions of the Offering

The completion of the Offering remains subject to the satisfaction of a number of conditions. There can be no certainty that the Offering will be completed.

Forward-looking statements may be inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this prospectus supplement and the prospectus under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Caution Regarding Forward-Looking Statements”, respectively.

Operational risks associated with becoming an Independent Power Producer

As the Company is now an IPP, there are certain additional risks associated with the ownership and operation of solar power projects.

The Company could fail to optimize operations at its facilities due to a shortfall in operational efficiency or resource optimization, or owing to inadequate maintenance plans or operation in extreme conditions. The Company’s facilities are subject to the risk of equipment failure due to deterioration of the asset resulting from wear and tear, age, hidden defects or design errors, or to extreme weather. The ability of solar power projects to generate the maximum amount of power is a key determinant of the Company’s profitability. If the solar power projects require longer downtime than expected for maintenance and repairs, or if power production is suspended for other reasons, it could adversely affect the Company’s profitability.

Furthermore, the amount of power generated by the Company’s solar power projects is dependent on sunlight, which is naturally variable. Although the Company believes that past resource studies and production data collected demonstrate that the sites are economically viable, historical data and engineering forecasts may not accurately reflect the strength and consistency of resources in the future. If resources are insufficient, the assumptions underlying the financial projections for the volume of electricity to be produced by solar power projects might not materialize, which could have a material adverse effect on the Company’s cash flows and profitability.

The Company’s ability to sell electricity is impacted by the availability of the various power transmission and distribution systems in each jurisdiction in which it operates. The failure of existing transmission or distribution facilities or the lack of adequate transmission capacity would have a material adverse effect on the Company’s ability to deliver electricity to its various counterparties, thereby adversely impacting the Company’s operating results, financial position or prospects.

The ownership and operation of the Company’s solar power projects also carry an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, of potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and of potential civil liability for the Company. Compliance with health and safety laws (and any future changes to these laws) and the requirements of licenses, permits and other approvals will remain material to the Company. In addition, the Company may become subject to government orders, investigations, inquiries or civil suits relating to health and safety matters. Potential penalties or other remediation orders could have a material adverse effect on the Company’s business and results of operations.

Potential risks associated with acquisitions

The Company believes that the acquisitions recently completed and expected to be completed will have benefits for the Company. However, it is possible that all or some of the anticipated benefits, including financial benefits and those that are the subject of forward-looking financial information, may not materialize, particularly within the time frame set by the Company’s management. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

S-10

It is also possible that the Company did not detect in its due diligence during the completion of the acquisitions any liabilities and contingencies for which the Company may not be indemnified. Discovery of any material liability or contingency with respect to shares, assets or businesses acquired following such acquisitions could have a material adverse effect on the business acquired and the Company’s financial position and operating results.

Lastly, the integration of assets acquired or to be acquired as part of the Company’s acquisitions could pose significant challenges, and the Company’s management may be unable to complete the integration or succeed in doing so only by investing significant amounts of money. There can be no assurance that management will be able to successfully integrate the assets acquired or expected to be acquired pursuant to these acquisitions or to realize the full benefits expected from the acquisitions.

CONSOLIDATED CAPITALIZATION

Except as described in the Interim Financial Statements and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2023. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS AND BUSINESS OBJECTIVES AND MILESTONES

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agent directly on the CSE. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering, including the expenses of the Agent, as provided in the Distribution Agreement. The gross proceeds of the Offering will be up to $15,000,000. The Agent will receive the Commission of 2.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agent will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering, if any, to advance the Company’s business objectives and for general corporate purposes (discussed further below), including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. At this time, the Company does not have any proposed acquisitions.

As disclosed in the IPO Prospectus, the Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. Under the heading “General Development and Business of the Company – Operations Process” in the IPO Prospectus, the Company described the five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease
●	Phase 2 – Development to Notice to Proceed
●	Phase 3 – Financing
●	Phase 4 – Delivery: Engineering, Procurement and Construction to Commercial Operations Date/Permission to Operate
●	Phase 5 – Operations and Management, Subscriber Management and Asset Management

In order to become an Independent Power Producer, the Company would need to make an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company would be the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s existing business model, except for the requirement to fund the development costs. As a result, in order to accomplish this, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Company will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. The ability to access financing through this prospectus supplement will allow the Company to retain a larger ownership in larger projects and accelerate its development pipeline. The Company has not identified any specific projects that financing from this prospectus supplement would be allocated towards for project ownership purposes or accelerated development and any determination is subject to the availability and amount of any future financing.

S-11

In order to advance the business objectives of project ownership or acceleration of the development pipeline, the Company would use funds raised from the Offering for project development costs including:

●	completion of design and submission of zoning and interconnection documents;
●	interconnection studies;
●	engineering and permitting;
●	interconnection deposits;
●	procurement bid application fees;
●	lease payments on the project sites;
●	contractor costs; and
●	equipment purchases including orders of solar panels, inverters, racking, and transformers necessary for the projects.

Up to 25% of the proceeds raised from this prospectus supplement may be allocated to general and administrative costs including contractor costs, professional fees, rent, travel and conference, insurance, investor relations and marketing, and general office expenses.

Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company’s bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agent under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to $15,000,000 in each of the provinces of Canada pursuant to placement notices delivered by the Company to the Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agent directly on the CSE or any other trading market for the Common Shares in Canada. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the CSE or any other trading market for the Common Shares in Canada, or if any Offered Shares will be sold.

The Agent will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agent. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the Agent. Subject to the terms and conditions of the Distribution Agreement, the Agent will use its commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to the Agent shall be effective upon delivery unless and until (i) the Agent declines to accept the terms contained in the placement notice or the Agent does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. The Agent will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agent may suspend the Offering upon proper notice to the other party. The Company and the Agent each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agent the Commission for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be 2.0% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agent any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the CSE, (ii) a material disruption in securities settlement or clearance services in Canada, or (iii) failure by the Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company, including the expenses of the Agent as provided in the Distribution Agreement and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

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The Agent will provide written confirmation to the Company following close of trading on the trading day on which the Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the CSE or on any other marketplace in Canada), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the CSE or on any other marketplace in Canada), (iii) the gross proceeds, (iv) the commission payable by the Company to the Agent with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis and annual information forms, filed on www.sedar.com, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less the Commission and any expenses of the Agent payable under the Distribution Agreement) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of CDS for Securities or by such other means as the Company and the Agent may agree.

The Agent will only sell Offered Shares on marketplaces in Canada.

The Offered Shares have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. The Offered Shares have been qualified for sale in each of the provinces of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and no other jurisdictions. Accordingly, in the Distribution Agreement, each Agent has agreed that (i) it will not offer or sell Offered Shares in the United States, and (ii) it will not, to its knowledge, offer or sell Offered Shares to a person that it knows or has reason to believe is resident in the United States or acting for the account or benefit of a person resident in the United States, or that it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares to any person in the United States. Further, the Agent and the Company have agreed in the Distribution Agreement that no advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of Offered Shares contemplated hereunder shall be undertaken in the United States by the Company or the Agent.

The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agent in connection with the Offering, pursuant to the terms of the Distribution Agreement.

As sales agent, the Agent will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, including the Agent, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agent and the expenses of the Agent to be reimbursed by the Company under the Distribution Agreement, are estimated to be approximately $200,000.

Pursuant to the Distribution Agreement, the Company has the right to terminate the Distribution Agreement in its sole discretion at any time by giving written notice, and the Agent has the right to terminate its obligations under the Distribution Agreement in its sole discretion at any time by giving written notice. In addition, the Distribution Agreement shall automatically terminate upon the issuance and sale of all of the Offered Shares on the terms and subject to the conditions set forth in the Distribution Agreement.

The Common Shares are listed on the CSE. The Company has provided notice to the CSE to list the Offered Shares for trading on the CSE. Listing will be subject to the Company fulfilling all of the requirements of the CSE.

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DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares. As of June 29, 2023, there were 26,800,000 Common Shares issued and outstanding.

In addition, as of the date of this prospectus supplement, there are: 2,759,000 Common Shares issuable upon the exercise of outstanding stock options, each with an exercise price of $0.75 per share; 265,000 Common Shares issuable upon the conversion of outstanding restricted share units; and 7,983,000 Common Shares issuable upon the exercise of outstanding warrants.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to share holders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share held. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued the following Common Shares and securities convertible into Common Shares.

Date of Issuance	Type of Security	Number of Securities		Issue / Exercise / Conversion Price
October 3, 2022	Advisory Warrants	2,500,000		$0.10
October 3, 2022	Convertible Loan	$1,250,000	(1)	$0.50
November 4, 2022	Options	2,774,000		$0.75
November 4, 2022	Restricted Share Units	500,000		$0.75
March 1, 2023	Broker Warrants	483,000		$0.75
March 1, 2023	Common Shares	8,050,000		$0.75
March 1, 2023	Common Shares	2,500,000		$0.50	(1)
March 1. 2023	Series A Warrants	2,500,000		$0.50	(1)
March 1. 2023	Series B Warrants	2,500,000		$0.50	(1)
March 13, 2023	Restricted Share Units	15,000		$0.75

Notes:

(1)	The principal sum of the convertible loan issued on October 3, 2022, was $1,250,000, which automatically converted into units of the Company (the “Conversion Units”) upon the closing of the initial public offering of the Company on March 1, 2023, at a price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one series A share purchase warrant (a “Series A Warrant”) and one series B share purchase warrant (a “Series B Warrant”). Each Series A Warrant and each Series B Warrant, upon the satisfaction of the Series A Warrant Vesting Condition and Series B Warrant Vesting Condition, respectively, are exercisable into Common Shares at an exercise price of $0.50 per Common Share. The Series A Warrants shall become exercisable upon the following condition being met (the “Series A Warrant Vesting Condition”): the Company attaining a fully diluted market capitalization of $20 million calculated by multiplying all of the issued and outstanding Common Shares and convertible securities of the Company by the closing price of the Common Shares on the stock exchange where its primary trading occurs. The Series A Vesting Condition was met on March 2, 2023. The Series B Warrants shall become exercisable upon the following condition being met (the “Series B Warrant Vesting Condition”): the Company completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a “Venture Issuer” as defined in National Instrument 51-102 – Continuous Disclosure Obligations. The Series B Warrant Vesting Condition has not yet been met.

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On October 17, 2022, the Company completed a share split of its Common Shares then outstanding on a 1:160 basis. The 100,000 pre-split common shares issued and outstanding were adjusted to 16,000,000 post-split Common Shares.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE under the symbol “SUNN” since March 2, 2023. The following table sets forth information relating to the trading of the Common Shares on the CSE for March 2, 2023, until June 28, 2023.

Month	High ($)	Low ($)	Trading Volume
June 1 to 28, 2023	8.95	6.60	395,879
May 2023	7.27	6.02	162,880
April 2023	6.92	2.68	756,472
March 2023	2.90	1.75	891,343

On June 28, 2023, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the CSE was $8.95.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DLA Piper (Canada) LLP, Canadian counsel to the Company, and MLT Aikins LLP, Canadian counsel to the Agent, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the ”Tax Act”) generally applicable to a holder who acquires the Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act, deals at arm’s length with the Company and the Agent, is not affiliated with the Company or the Agent, and will acquire and hold such Offered Shares as capital property (each, a ”Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder acquires, holds or uses the Offered Shares or is deemed to acquire, hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a ”financial institution” (as defined in the Tax Act) for purposes of the ”mark-to-market property” rules in the Tax Act, (b) an interest in which is or would constitute a ”tax shelter investment” (as defined in the Tax Act), (c) that is a ”specified financial institution” (as defined in the Tax Act), (d) that has elected to report its ”Canadian tax results” for purposes of the Tax Act in a currency other than Canadian currency, (e) that is exempt from tax under the Tax Act, (f) that has entered into, or will enter into, a ”synthetic disposition arrangement” or a ”derivative forward agreement” (as those terms are defined in the Tax Act) with respect to the Offered Shares, (g) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), or (h) that is a corporation resident in Canada (for purposes of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the facts set out in this prospectus supplement, the current provisions of the Tax Act in force as of the date hereof, specific proposals to amend the Tax Act which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the ”Tax Proposals”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the ”CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

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This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder.  The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (a ”Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other ”Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced gross-up and dividend tax credit for ”eligible dividends” properly designated as such by the Company. There may be limitations on the Company’s ability to designate any particular dividend as an ”eligible dividend” and the Company has made no commitments in this regard.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income but will normally be deductible in computing such Resident Holder’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a ”private corporation” or ”subject corporation” (as those terms are defined in the Tax Act) may be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base of all other Common Shares held as capital property at that time, if any, by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading ”Residents of Canada - Taxation of Capital Gains and Capital Losses”.

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Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a ”taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an ”allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years (but not against other income), in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share (or a share substituted for such Offered Share). Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a ”Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its ”aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada and does not acquire, use or hold, and will not be deemed to acquire, use or hold, Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a ”Non-Resident Holder”).

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carrying on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend  unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Shares constitute ”taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

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Provided the Offered Shares are listed on a ”designated stock exchange” (as defined in the Tax Act) (which currently includes the CSE) at the time of the disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, ”Canadian resource properties” (as defined in the Tax Act), ”timber resource properties” (as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention, the consequences above under ”Residents of Canada — Disposition of Offered Shares” and ”Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

AGENT FOR SERVICE OF PROCESS

Paul Pasalic, a director of the Company, resides outside of Canada and has appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard St., Vancouver, British Columbia, V6C 2Z7, Canada, as agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Company by DLA Piper (Canada) LLP, and on behalf of the Agent by MLT Aikins LLP.

As of the date of this prospectus supplement, the designated professionals (as such terms is defined in item 16.2(1.1) of Form 51-102F2 – Annual Information Form of NI 51-102) of each of DLA Piper (Canada) LLP and MLT Aikins LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

INTEREST OF EXPERTS

The Company’s external auditor, MSLL CPA LLP, Chartered Professional Accountants, is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

As of the date of this prospectus supplement, the designated professionals of MSLL CPA LLP, Chartered Accountants, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

AUDITORS, REGISTRAR AND TRANSFER AGENT

MSLL CPA LLP, Chartered Professional Accountants, is the external auditor of the Company.

The registrar and transfer agent for the Common Shares is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia.

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PROMOTERS

Except for Dr. Richard Lu, the Chief Executive Officer of the Company, no person or company has, within the two years immediately preceding the date of this prospectus supplement, been a promoter of the Company, within the meaning of applicable securities laws. Dr. Lu holds 781,000 Common Shares representing 2.91% of the issued and outstanding Common Shares and 550,000 stock options to acquire Common Shares at an exercise price of $0.75 per Common Share and expiring on November 4, 2027.

Other than as disclosed in this section or elsewhere in this prospectus supplement, including the prospectus and any documents incorporated by reference therein or herein, no person who was a Promoter of the Company within the last two years:

●	received anything of value directly or indirectly from the Company or a subsidiary;
●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;
●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;
●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;
●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or
●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and MLT Aikins LLP, counsel to the Agent, based on the current provisions of the Tax Act in force as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a ”registered retirement savings plan”, ”registered retirement income fund”, ”tax-free savings account”, ”first home savings account”, “registered education savings plan”, “registered disability savings plan” (collectively referred to as ”Registered Plans”) and a ”deferred profit sharing plan”, provided that the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the CSE). or the Company is otherwise a “public corporation” (as defined in the Tax Act).

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a ”prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares will not generally be a ”prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a ”significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a ”prohibited investment” if the Offered Shares are ”excluded property” (as defined in the Tax Act) for the Registered Plan.

Prospective purchasers of Offered Shares who intend to hold such Offered Shares in a Registered Plan are urged to consult their own tax advisors to ensure the Offered Shares would not be a prohibited investment, including whether the Offered Shares would be excluded property, in their particular circumstances.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated March 16, 2023, the Company was granted a permanent exemption from the requirement to translate into French the prospectus as well as the documents incorporated by reference therein and any prospectus supplement in connection therewith to be filed in relation to an “at-the-market distribution”. This exemption was granted on the condition that the prospectus and any prospectus supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

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PURCHASERS’ STATUTORY RIGHTS

The following is a description of a purchaser’s statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights in the prospectus under the heading “Purchaser’s Statutory Rights” solely with regard to the Offering.

Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

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CERTIFICATE OF THE COMPANY

Dated: June 29, 2023

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces of Canada.

“Dr. Richard Lu”	“Sam Sun”
DR. RICHARD LU Chief Executive Officer	SAM SUN Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul Pasalic”	“Paul Sparkes”
PAUL PASALIC Director	PAUL SPARKES Director

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CERTIFICATE OF promoter

Dated: June 29, 2023

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces of Canada.

“Dr. Richard Lu”
DR. RICHARD LU

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CERTIFICATE OF THE AGENT

Dated: June 29, 2023

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces of Canada.

RESEARCH CAPITAL CORPORATION

By:	“Jovan Stupar”
Jovan Stupar
Managing Director, Venture Investment Banking

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